

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2021

Shaun Bagai
Chief Executive Officer
RenovoRx, Inc.
4546 El Camino Real, Suite 223
Los Altos, CA 94022

      Re: RenovoRx, Inc.
           Amendment No. 1 to
           Draft Registration Statement on Form S-1
           Submitted May 12, 2021
           CIK No. 0001574094

Dear Mr. Bagai:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Draft Registration Statement submitted May 12, 2021

Overview, page 3

1.   We note your revised disclosure in response to prior comment 5. Please revise briefly to clarify the implications of comparing your studies, which were not randomized or controlled for potential confinement, against control data that has been randomized and controlled. Also explain the term "confinement".

Shaun Bagai
RenovoRx, Inc.
May 28, 2021
Page 2

You may contact Kristin Lochhead at 202-551-3664 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeffrey Fessler, Esq.